EXHIBIT 2.1

MEETING OF

THE BOARD OF DIRECTORS OF TANICO INC.

August 24, 2023

The undersigned, constituting a majority of the Board of Directors (the “Board”) of Tanico Inc., a Nevada corporation (the “Corporation”), do hereby consent to the corporate actions specified below and authorize, adopt, approve and ratify the following resolutions pursuant to a meeting of the Board in accordance with the provisions of the Nevada Revised statutes.

WHEREAS, the Company names Anton Mikhalev as its Chief Executive Officer effective August 29, 2023.

The undersigned by affixing their signatures hereto, do hereby consent to authorize and approve the foregoing action in their capacity as members of the Board of the Corporation, as of the date first written above.

/s/ Tatiana Feneva

Tatiana Feneva

/s/ Maria Tomskaia

Maria Tomskaia